December 22, 2009



VIA FACSIMILE & EDGAR
---------------------

Securities and Exchange Commission
Division of Corporate Finance
Washington, DC  20549-4631

Attn.:    Ms. Tricia Armelin, Mail Stop 4631

Re:  ALP LIQUIDATING TRUST
     FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008
     FILED MARCH 31, 2009
     FILE #0-16976


Ladies and Gentlemen:

Set forth below are the responses of ALP Liquidating Trust to the comments contained in the letter from the staff of the Securities and Exchange Commission, dated December 15, 2009, with respect to the above-captioned filing.

COMMENT NUMBER 1. We have amended our Annual Report on Form 10-K for the year ended December 31, 2008 ("Form 10-K") to include the signature identifying our independent accountants.

COMMENT NUMBER 2. We supplementally confirm that our disclosure controls and procedures were effective. We have amended our Form 10-K to reflect that conclusion and agree that future filings will state the appropriate status.

COMMENT NUMBER 3. We have amended our Form 10-K as well as all subsequent filings on Form 10-Q in 2009 to include the language missing from the certifications.

The Registrant acknowledges that it is responsible for the adequacy of the disclosure in its filings, staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions that you have with respect to the foregoing to the undersigned at (312) 915-1700.


Sincerely yours,

ALP Liquidating Trust


/s/ Gailen J. Hull
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Gailen J. Hull, Vice President
Principal Accounting Officer
and Principal Financial Officer